Notice Document

NScore Lite III

Issued by

National Security Life and Annuity Company

Through

National Security Variable Account N

April 30, 2024

This Notice Document summarizes certain key features of NScore Lite III, an individual, flexible premium variable annuity contract. The contract is issued by National Security Life and Annuity Company. The Notice Document also provides a summary of contract features that have changed since May 1, 2023.

You can find other information about the NScore Lite III contract online at nslac.com/variableproducts. You can also obtain this information at no cost by calling 877.446.6020 or by sending an email request to NSCustService@nslac.com.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission's staff and is available at Investor.gov.

Form 8565-UN-NSLAC

Glossary

Contract Value — Contract Value is determined by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that any amount in the Fixed Accumulation Account or a DCA account.

DCA — Dollar cost averaging.

Enhanced DCA Account — An account available for purchase payments, subject to certain limitations, that provides a fixed interest rate that is higher than the rate being credited to the Fidelity® VIP Government Money Market Portfolio.

Fixed Accumulation Account — A subset of our general account that guarantees a fixed return for a specified period of time and guarantees the principal against loss

Fund — A mutual fund in which subaccount assets may be invested. See Appendix A.

National Security — National Security Life and Annuity Company, the depositor of the contract.

Subaccount — A subdivision of VAN. The assets of each subaccount are invested in a corresponding available Fund.

Surrender — To redeem the contract before annuity payments begin and receive its value minus any applicable surrender charge or other charges.

Valuation Period — The period of time from one determination of variable subaccount unit and annuity unit values to their next determination. A valuation period usually ends at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for unrestricted trading. The valuation period may end sooner to correspond to earlier closing of the New York Stock Exchange. Accumulation unit and annuity unit values for each annuity period are determined at the end of that valuation period.

VAN — National Security Variable Account N, a separate account of National Security consisting of assets segregated from National Security’s general assets for the purpose of funding annuity contracts whose values vary with the investment results of the separate account’s underlying Funds.

We, Us, Our — We, us and our refer to National Security.

You — You means the owner(s) of the contract or the last surviving owner’s estate if all owners are deceased.

Form 8565-UN-NSLAC

Summary of Contract Features That Have Changed

The information in this Notice Document is a summary of certain contract features that have changed since May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your contract.

Availability of Funds

●

On August 25, 2023, National Security Life and Annuity Company and VAN substituted the following Existing Portfolios with the Replacement Portfolios as shown below, after which the Existing Portfolios were no longer available as investment options.

Existing Portfolio	Replacement Portfolio
PSF PGIM Jennison Focused Blend Portfolio (Class II)	ON Fidelity Institutional AM® Equity Growth Portfolio
PSF PGIM Jennison Growth Portfolio (Class II)	ON BlackRock Advantage Large Cap Growth Portfolio
LVIP JPMorgan Mid Cap Value Fund (Standard Class)	ON S&P MidCap 400® Index Portfolio
Western Asset Core Plus VIT Portfolio (Class II)	ON Federated Core Plus Bond Portfolio
Invesco V.I. Balanced-Risk Allocation Fund (Series II)	ON Risk Managed Balanced Portfolio
Goldman Sachs Large Cap Value Fund (Service Shares)	ON S&P 500® Index Portfolio
Morgan Stanley VIF U.S. Real Estate Portfolio (Class II)	Fidelity® VIP Real Estate Portfolio (Service Class 2)

Fee Changes

The following shows the minimum and maximum total operating expenses deducted from the assets of the Funds (before any fee waiver or expense reimbursement) during the year ended December 31, 2023:

Annual Fee	Minimum	Maximum
Investment options (Fund fees and expenses)	0.37%	1.82%

Other Fund Changes

●

As of July 28, 2023, the ON Janus Henderson Forty Portfolio changed sub-advisers from Janus Henderson Investors U.S. LLC to FIAM LLC, and changed its name to the ON Fidelity Institutional AM® Equity Growth Portfolio.

●	As of September 1, 2023, the name of the Lazard Retirement US Small Mid-Cap Equity Portfolio was changed to the Lazard Retirement US Small Cap Equity Select Portfolio.

●	As of December 4, 2023, Ohio National Fund, Inc. changed its name to AuguStar Variable Insurance Products Fund, Inc.

●

As of December 4, 2023, the names of the Portfolios of AuguStar Variable Insurance Products Funds, Inc. (formerly, Ohio National Fund, Inc.) changed with the substitution of “AVIP” for “ON” at the beginning of each portfolio’s name. Additionally, the ON Risk Managed Balanced Portfolio and the ON U.S. Low Volatility Portfolio added “AB”, and “Intech”, respectively, to their names, so their complete new names are “AVIP AB Risk Managed Balanced Portfolio” and “AVIP Intech U.S. Low Volatility Portfolio”.

●	As of April 30, 2024, the name of Ohio National Investments, Inc., the Adviser to the portfolios of AuguStar Variable Insurance Products Fund, Inc., was changed to Constellation Investments, Inc.

●	On or about May 1, 2024, Delaware Ivy VIP Asset Strategy is changing its name to Macquarie VIP Asset Strategy Series. Additionally, the share class is changing from Class II to Service Class.

●	On or about May 1, 2024, Delaware Ivy VIP Natural Resources is changing its name to Macquarie VIP Natural Resources Series. Additionally, the share class is changing from Class II to Service Class.

●

On or about May 1, 2024, Delaware Ivy VIP Science and Technology is changing its name to Macquarie VIP Science and Technology Series. Additionally, the share class is changing from Class II to Service Class.

Form 8565-UN-NSLAC

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES AND EXPENSES
Charges for Early Withdrawal

If you withdraw money from your contract within 4 years following your last purchase payment, you will be assessed a surrender charge. The maximum surrender charge is 8% of total purchase payment, minus all previous withdrawals, during the first year, declining down to 0% over the 4 years. For example, if you make an early withdrawal within the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment. During each contract year, you may withdraw not more than 10% of the Contract Value (as of the day of the first withdrawal made during that contract year) without a surrender charge.

Transaction Charges

In addition to surrender charges, you may also be charged for other transactions, such as when you transfer Contract Value between investment options more than 12 times per contract year or for special requests (such as wire transfers or overnight mail).

Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract	1.65%[1]	1.70%[1]
	2. Investment options (Fund fees and expenses)	0.37%[2]	1.82%[2]
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.25%[3]	1.35%[3]

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

	LOWEST ANNUAL COST ESTIMATE: $1,685	HIGHEST ANNUAL COST ESTIMATE: $5,470
	Assumes:	Assumes:

● Investment of $100,000

● 5% annual appreciation

● Least expensive combination of contract classes and Fund fees and expenses

● No optional benefits

● No sales charges

● No additional purchase payments, transfers or withdrawals

● Investment of $100,000

● 5% annual appreciation

● Most expensive combination of contract classes, optional benefits, and Fund fees and expenses

● No sales charges

● No additional purchase payments, transfers or withdrawals

1	As a percentage of average Contract Value in the separate account.
2	As a percentage of average Fund net assets.
3

The minimum fee reflects the current charge for the least expensive optional benefit, the Annual Stepped-Up Death Benefit, calculated as a percentage of the optional death benefit. The maximum fee reflects the current charge for the most expensive optional benefit, the Joint GLWB Plus, calculated as an annualized percentage of the amount that is guaranteed under the optional benefit.

Form 8565-UN-NSLAC

RISKS
Risk of Loss	You can lose money by investing in this contract.
Not a Short-Term Investment

This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

Surrender charges apply for 4 years following your last purchase payment. They will reduce the value of your contract if you withdraw money during that time. The benefits of tax deferral and living benefit protections also mean the contract is more beneficial to investors with a long time horizon.

Risks Associated with Investment Options

An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.

Each investment option has its own unique risks.

You should review the prospectuses for the available Funds before making an investment decision.

Insurance Company Risks

Any obligations (including under the Fixed Accumulation Account), guarantees, and benefits of the contract are subject to the claims-paying ability of National Security. More information about National Security, including our financial strength ratings, is available upon request by calling us at 877.446.6020.

RESTRICTIONS
Investments

We reserve the right to charge $10 for each transfer when you transfer money between subaccounts in excess of 12 times in a contract year.

We reserve the right to limit transfers in circumstances of frequent or large transfers.

We reserve the right to remove, close or substitute Funds as investment options that are available under the contract.

Optional Benefits

Certain optional benefits limit or restrict the investment options that you may select under the contract. We may change the investment restrictions in the future, including limiting the investment options available with the optional benefit.

Certain optional benefits could limit subsequent purchase payments.

Certain benefits may limit withdrawals or other rights under the contract. Under certain benefits, withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn, which could significantly reduce the value of or even terminate the benefit.

TAXES
Tax Implications

Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this contract.

If you purchase the contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.

Earnings on your contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.

CONFLICTS OF INTEREST
Investment Professional Compensation

Although the contracts are no longer offered for new sales, firms and their registered representatives that sold the contracts may still be paid for those sales. Your investment professional may receive compensation for having sold this contract to you in the form of commissions, service fees, additional cash benefits (e.g. bonuses), and non-cash compensation. Accordingly, investment professionals may have had a financial incentive to offer or recommend this contract over another investment.

Form 8565-UN-NSLAC

Exchanges

Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.

Form 8565-UN-NSLAC

Appendix A

Funds Available Under the Contract

The following is a list of Funds available under the contract, which is subject to change, as discussed in the prospectus. Depending on the optional benefits you choose, you may not be able to invest in certain Funds. You can find the prospectuses and other information about the Funds online at nslac.com/variableproducts. You can also request this information at no cost by calling 877.446.6020 or by sending an email request to NSCustService@nslac.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Allocation	AVIP Moderately Conservative Model Portfolio Adviser: Constellation Investments, Inc.	1.01%	11.77%	5.87%	N/A
Allocation	AVIP Balanced Model Portfolio Adviser: Constellation Investments, Inc.	1.00%	13.95%	7.69%	N/A
Allocation	AVIP Moderate Growth Model Portfolio Adviser: Constellation Investments, Inc.	0.97%	16.67%	9.72%	N/A
Allocation	AVIP Growth Model Portfolio Adviser: Constellation Investments, Inc.	1.01%	18.73%	11.35%	N/A
Corporate Bond	AVIP Bond Portfolio Adviser: Constellation Investments, Inc.	0.61%	8.30%	2.61%	2.74%
Allocation	AVIP BlackRock Balanced Allocation Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.56%	21.13%	11.96%	8.67%
Large Cap Blend Equity	AVIP S&P 500® Index Portfolio Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management, LLC	0.38%	25.72%	15.24%	11.57%
Foreign Large Cap Blend Equity	AVIP BlackRock Advantage International Equity Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.89%	18.94%	8.52%	3.57%
Large Cap Growth Equity	AVIP Fidelity Institutional AM® Equity Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: FIAM LLC	0.86%	39.39%	15.44%	13.15%
Mid Cap Growth Equity	AVIP AB Mid Cap Core Portfolio Adviser: Constellation Investments, Inc. Subadviser: AllianceBernstein L.P.	0.90%	17.05%	11.27%	8.48%
High Yield Bond	AVIP Federated High Income Bond Portfolio Adviser: Constellation Investments, Inc. Subadviser: Federated Investment Management Company	0.86%	12.68%	5.12%	4.23%
Intermediate Core-Plus Bond	AVIP Federated Core Plus Bond Portfolio Adviser: Constellation Investments, Inc. Subadviser: Federated Investment Management Company	0.58%	5.18%	N/A	N/A

Form 8565-UN-NSLAC

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Large Cap Value Equity	AVIP BlackRock Advantage Large Cap Value Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.74%	13.37%	9.84%	8.11%
Small Cap Growth Equity	AVIP AB Small Cap Portfolio Adviser: Constellation Investments, Inc. Subadviser: AllianceBernstein L.P.	0.86%	17.22%	9.27%	7.83%
Large Cap Growth Equity	AVIP Nasdaq-100® Index Portfolio Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management, LLC	0.43%	54.44%	22.19%	17.38%
Large Cap Blend Equity	AVIP BlackRock Advantage Large Cap Core Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.69%	25.84%	15.35%	10.82%
Small Cap Growth Equity	AVIP BlackRock Advantage Small Cap Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.86%	20.28%	10.74%	7.39%
Mid Cap Blend Equity	AVIP S&P MidCap 400® Index Portfolio Adviser: Constellation Investments, Inc. Subadviser: Geode Capital Management, LLC	0.41%	15.50%	12.07%	7.48%
Large Cap Growth Equity	AVIP BlackRock Advantage Large Cap Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.71%	40.78%	17.45%	12.15%
Allocation	AVIP iShares Managed Risk Balanced Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.67%	13.89%	N/A	N/A
Allocation	AVIP iShares Managed Risk Moderate Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.66%	16.15%	N/A	N/A
Allocation	AVIP iShares Managed Risk Growth Portfolio Adviser: Constellation Investments, Inc. Subadviser: BlackRock Investment Management, LLC	0.66%	19.62%	N/A	N/A
Large Cap Blend Equity	AVIP Intech U.S. Low Volatility Portfolio Adviser: Constellation Investments, Inc. Subadviser: Intech Investment Management LLC	0.61%	6.59%	N/A	N/A
Allocation	AVIP AB Risk Managed Balanced Portfolio Adviser: Constellation Investments, Inc. Subadviser: AllianceBernstein L.P.	0.85%	12.90%	8.97%	N/A
Allocation	AB VPS Global Risk Allocation-Moderate Portfolio (Class B Shares) Adviser: AllianceBernstein L.P.	0.80%*	14.79%	5.83%	N/A
Large Cap Value Equity	AB VPS Relative Value Portfolio (Class B Shares)(1) Adviser: AllianceBernstein L.P.	0.86%*	11.72%	11.57%	9.05%
Small Cap Growth Equity	AB VPS Small Cap Growth Portfolio (Class B Shares) Adviser: AllianceBernstein L.P.	1.15%*	17.73%	10.29%	8.26%
Foreign Large Cap Growth Equity	Invesco V.I. EQV International Equity Fund (Series II Shares) Adviser: Invesco Advisers, Inc.	1.15%	17.87%	8.15%	4.07%
Large Cap Blend Equity	Appreciation Portfolio (Service Shares) Adviser: BNY Mellon Investment Adviser, Inc.	1.10%	20.67%	15.94%	10.81%

Form 8565-UN-NSLAC

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Mid Cap Growth Equity	Federated Hermes Kaufmann Fund II (Service Shares) Adviser: Federated Equity Management Company of Pennsylvania Subadviser: Federated Global Investment Management Corp.	1.80%*	14.86%	7.04%	8.39%
Mid Cap Blend Equity	Fidelity® VIP Mid Cap Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.82%	14.80%	12.17%	7.85%
Large Cap Growth Equity	Fidelity® VIP Growth Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.83%	35.89%	19.34%	14.51%
Money Market	Fidelity® VIP Government Money Market Portfolio (Service Class) Adviser: Fidelity Management & Research Company LLC Subadviser: Fidelity Investments Money Management, Inc.	0.37%	4.82%	1.67%	1.06%
Large Cap Value Equity	Fidelity® VIP Equity-Income Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.72%	10.38%	12.01%	8.31%
Real Estate Equity	Fidelity® VIP Real Estate Portfolio (Service Class 2) Adviser: Fidelity SelectCo, LLC	0.85%	10.89%	4.96%	5.77%
Allocation	Fidelity® VIP Target Volatility Portfolio (Service Class 2) Adviser: Fidelity Management & Research Company	0.80%*	13.93%	6.84%	5.25%
Allocation	Franklin VolSmart Allocation VIP Fund (Class 5) Adviser: Franklin Advisers, Inc.	0.90%*	11.57%	9.61%	6.01%
Allocation	Franklin Allocation VIP Fund (Class 4) Adviser: Franklin Advisers, Inc. Subadviser: Templeton Global Advisors Limited, Franklin Templeton Institutional, LLC, ClearBridge Investments, LLC, Brandywine Global Investment Management, LLC, Western Asset Management Company, LLC, Western Asset Management Company Limited	0.92%*	14.62%	7.44%	4.64%
Allocation	Franklin Income VIP Fund (Class 4) Adviser: Franklin Advisers, Inc.	0.81%*	8.55%	6.88%	4.90%
Allocation	Franklin DynaTech VIP Fund (Class 4) Adviser: Franklin Advisers, Inc.	1.00%*	44.02%	13.64%	10.27%
Allocation	Templeton Foreign VIP Fund (Class 4) Adviser: Templeton Investment Counsel, LLC	1.17%*	20.69%	5.17%	1.18%
Large Cap Blend Equity	Goldman Sachs U.S. Equity Insights Fund (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.77%*	23.59%	13.37%	10.75%
Large Cap Blend Equity	Goldman Sachs Strategic Growth Fund (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.95%*	41.65%	17.06%	12.89%
Allocation	Goldman Sachs Trend Driven Allocation (Service Shares) Adviser: Goldman Sachs Asset Management, L.P.	0.97%*	15.57%	4.81%	3.41%
Allocation	Macquarie VIP Asset Strategy Series (Service Shares) (2) Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited, Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited	0.85%*	13.90%	8.27%	3.48%

Form 8565-UN-NSLAC

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Natural Resources Equity	Macquarie VIP Natural Resources Series (Service Shares) (2) Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited	1.30%	1.63%	7.86%	-0.36%
Technology Equity	Macquarie VIP Science and Technology Series (Service Shares) (2) Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited	1.15%	39.05%	17.17%	10.87%
Large Cap Growth Equity	Janus Henderson Research Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	0.82%	42.81%	16.54%	12.21%
Foreign Large Cap Blend Equity	Janus Henderson Overseas Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	1.14%	10.58%	10.92%	3.38%
World Large Cap Equity	Janus Henderson Global Research Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	0.86%	26.47%	13.05%	8.74%
Allocation	Janus Henderson Balanced Portfolio (Service Shares) Adviser: Janus Capital Management LLC	0.87%	15.13%	9.37%	7.73%
Intermediate Core-Plus Bond	Janus Henderson Flexible Bond Portfolio (Service Shares) Adviser: Janus Henderson Investors US LLC	0.82%*	5.29%	1.55%	1.66%
Small Cap Blend Equity	LVIP JPMorgan Small Cap Core Fund (Standard Shares)(1) Adviser: Lincoln Investment Advisors Corporation Subadviser: J.P. Morgan Investment Management Inc.	0.78%	13.10%	9.41%	7.10%
Small Cap Blend Equity	Lazard Retirement US Small Cap Equity Select Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.15%*	10.02%	9.10%	6.73%
Emerging Markets Equity	Lazard Retirement Emerging Markets Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.42%	22.27%	5.01%	2.04%
Foreign Large Cap Blend Equity	Lazard Retirement International Equity Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.10%*	15.88%	6.42%	2.98%
Allocation	Lazard Retirement Global Dynamic Multi-Asset Portfolio (Service Shares) Adviser: Lazard Asset Management LLC	1.05%*	10.81%	4.00%	3.77%
Large Cap Blend Equity	ClearBridge Variable Dividend Strategy Portfolio (Class I Shares) Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.75%	14.19%	13.52%	10.33%
Large Cap Value Equity	ClearBridge Variable Large Cap Value Portfolio (Class I Shares) Adviser: Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	15.09%	13.02%	8.99%
Mid Cap Growth Equity	MFS® Mid Cap Growth Series (Service Class) Adviser: Massachusetts Financial Services Company	1.05%*	20.97%	13.05%	10.85%
Small Cap Growth Equity	MFS® New Discovery Series (Service Class) Adviser: Massachusetts Financial Services Company	1.12%*	14.25%	10.81%	7.41%

Form 8565-UN-NSLAC

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/23)
			1 year	5 year	10 year
Allocation	MFS® Total Return Series (Service Class) Adviser: Massachusetts Financial Services Company	0.86%*	10.22%	8.27%	6.27%
Large Cap Growth Equity	MFS® Massachusetts Investors Growth Stock Portfolio (Service Class) Adviser: Massachusetts Financial Services Company	0.98%*	23.70%	16.39%	12.44%
Large Cap Growth Equity	Morgan Stanley VIF Growth Portfolio (Class II Shares) Adviser: Morgan Stanley Investment Management Inc.	0.82%*	48.32%	10.95%	11.62%
Mid Cap Growth Equity	AMT Mid Cap Intrinsic Value Portfolio (S Class Shares) Adviser: Neuberger Berman Investment Advisers LLC	1.26%*	10.69%	8.36%	5.88%
Inflation Protected Bond	PIMCO Real Return Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.84%	3.67%	3.16%	2.25%
Global Bond	PIMCO Global Bond Opportunities Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	1.01%	5.26%	0.97%	1.09%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	1.48%*	-7.85%	8.55%	-0.80%
Ultrashort Bond	PIMCO Short-Term Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.66%	5.91%	2.12%	1.87%
Short Term Bond	PIMCO Low Duration Portfolio (Administrative Share Class) Adviser: Pacific Investment Management Company LLC	0.69%	4.97%	0.99%	0.92%
Small Cap Value Equity	Royce Small-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.15%	25.93%	10.17%	5.61%
Small Cap Blend Equity	Royce Micro-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.18%	18.78%	12.13%	5.53%

(1) Available only in contracts with value allocated to this Fund as of May 1, 2023.

(2) Fund name and share class effective May 1, 2024. Until May 1, 2024, “Delaware Ivy” replaces “Macquarie” in the name of the Fund and the share class is Class II.

*	Annual expenses reflect temporary fee reductions.

Form 8565-UN-NSLAC

Investment Options Available with Certain Optional Riders

GLWB Preferred I.S.

Option 1 – Select A Single Option

Allocations:

	Minimum	Maximum
Category 1 Investment Options	25%	100%
Any individual investment option included in Category 1	0%	50%
Category 2 Investment Options	0%	75%
Any individual investment option included in Category 2	0%	25%

Investment Options:

CATEGORY 1	AVIP AB Risk Managed Balanced Portfolio AVIP iShares Managed Risk Balanced Portfolio AVIP iShares Managed Risk Moderate Growth Portfolio	AB VPS Global Risk Allocation-Moderate Portfolio Franklin VolSmart Allocation VIP Fund

CATEGORY 2

AVIP Balanced Model Portfolio

AVIP BlackRock Balanced Allocation Portfolio

AVIP Intech U.S. Low Volatility Portfolio

AVIP iShares Manages Risk Growth Portfolio
Fidelity® VIP Target Volatility Portfolio

Goldman Sachs Trend Driven Allocation Fund Janus Henderson Balanced Portfolio Lazard Retirement Global Dynamic Multi-Asset Portfolio MFS® Total Return Series

GLWB Plus and GPP (2012) Applied for on or after October 1, 2012

Allocations:

	Minimum	Maximum
Category 1 Investment Options	25%	100%
Any individual investment option included in Category 1	0%	50%
Category 2 Investment Options	0%	75%
Any individual investment option included in Category 2	0%	25%

Investment Options:

CATEGORY 1	AVIP AB Risk Managed Balanced Portfolio AVIP iShares Managed Risk Balanced Portfolio AVIP iShares Managed Risk Moderate Growth Portfolio	AB VPS Global Risk Allocation-Moderate Portfolio Franklin VolSmart Allocation VIP Fund

CATEGORY 2

AVIP Balanced Model Portfolio

AVIP BlackRock Balanced Allocation Portfolio

AVIP Intech U.S. Low Volatility Portfolio

AVIP iShares Managed Risk Growth Portfolio

Fidelity® VIP Target Volatility Portfolio

Goldman Sachs Trend Driven Allocation Fund Janus Henderson Balanced Portfolio Lazard Retirement Global Dynamic Multi-Asset Portfolio MFS® Total Return Series

Form 8565-UN-NSLAC

GLWB Plus and GPP (2012) Applied for prior to October 1, 2012

Allocations:

	Minimum	Maximum
Category 1 Investment Options	50%	100%
Any individual investment option included in Category 1	0%	50%
Category 2 Investment Options	0%	50%
Any individual investment option included in Category 2	0%	25%

Investment Options:

CATEGORY 1	AVIP AB Risk Managed Balanced Portfolio AVIP iShares Managed Risk Balanced Portfolio AVIP iShares Managed Risk Moderate Growth Portfolio	AVIP iShares Managed Risk Growth Portfolio AB VPS Global Risk Allocation-Moderate Portfolio Franklin VolSmart Allocation VIP Fund

CATEGORY 2	AVIP BlackRock Balanced Allocation Portfolio AVIP Intech U.S. Low Volatility Portfolio Fidelity® VIP Target Volatility Portfolio	Goldman Sachs Trend Driven Allocation Fund Lazard Retirement Global Dynamic Multi-Asset Portfolio

GMIB Plus with Annual Reset (2009)

Some or all of your purchase payments or Contract Value may be allocated to the Fixed Accumulation Account. Any portion that is not allocated to the Fixed Accumulation Account must be allocated in accordance with Option 1 or 2.

Option 1 – Select A Single Option

Allocation: 100%

Investment Options:

AVIP Moderately Conservative Model Portfolio

AVIP Balanced Model Portfolio

AVIP Moderate Growth Model Portfolio

Option 2 – Select Multiple Options

Allocations:

	Minimum	Maximum
Category 1 Investment Options	30%	60%
Category 2 Investment Options	0%	70%
Category 3 Investment Options	0%	25%
Category 4 Investment Options	0%	15%

Investment Options:

CATEGORY 1	AVIP Bond Portfolio Fidelity® VIP Government Money Market Portfolio Janus Henderson Flexible Bond Portfolio	AVIP Federated Core Plus Bond Portfolio PIMCO Real Return Portfolio PIMCO Short-Term Portfolio PIMCO Low Duration Portfolio

Form 8565-UN-NSLAC

CATEGORY 2

AVIP BlackRock Balanced Allocation Portfolio

AVIP S&P 500® Index Portfolio

AVIP BlackRock Advantage Large Cap Value Portfolio

AVIP Nasdaq-100® Index Portfolio

AVIP BlackRock Advantage Large Cap Core Portfolio

AVIP BlackRock Advantage Large Cap Growth Portfolio

AVIP S&P MidCap 400® Index Portfolio

AVIP AB Risk Managed Balanced Portfolio

AVIP iShares Managed Risk Balanced Portfolio

AVIP iShares Managed Risk Moderate Growth Portfolio

AVIP iShares Managed Risk Growth Portfolio

AVIP Intech U.S. Low Volatility Portfolio

AB VPS Global Risk Allocation-Moderate Portfolio

AB VPS Relative Value Portfolio

Appreciation Portfolio

Fidelity® VIP Growth Portfolio

Fidelity® VIP Equity-Income Portfolio

Fidelity® VIP Target Volatility Portfolio

Franklin Income VIP Fund

Franklin DynaTech VIP Fund

Franklin Allocation VIP Fund

Templeton Foreign VIP Fund

Franklin VolSmart Allocation VIP Fund

Goldman Sachs U.S. Equity Insights Fund

Goldman Sachs Strategic Growth Fund

Goldman Sachs Trend Driven Allocation Fund

Macquarie VIP Asset Strategy Series

Janus Henderson Research Portfolio

Janus Henderson Balanced Portfolio

Lazard Retirement Global Dynamic Multi-Asset Portfolio

ClearBridge Variable Dividend Strategy Portfolio

ClearBridge Variable Large Cap Value Portfolio

MFS® Total Return Series

MFS® Massachusetts Investors Growth Stock Portfolio

Morgan Stanley VIF Growth Portfolio

PIMCO Global Bond Opportunities Portfolio (Unhedged)

CATEGORY 3

AVIP BlackRock Advantage International Equity Portfolio

AVIP Fidelity Institutional AM® Equity Growth Portfolio

AVIP Federated High Income Bond Portfolio

AVIP AB Mid Cap Core Portfolio

Invesco V.I. EQV International Equity Fund

Federated Hermes Kaufmann Fund II

Fidelity® VIP Mid Cap Portfolio

Janus Henderson Overseas Portfolio Janus Henderson Global Research Portfolio Lazard Retirement International Equity Portfolio MFS® Mid Cap Growth Series AMT Mid Cap Intrinsic Value Portfolio

CATEGORY 4

AVIP AB Small Cap Portfolio

AVIP BlackRock Advantage Small Cap Growth Portfolio

AB VPS Small Cap Growth Portfolio

Fidelity® VIP Real Estate Portfolio

Macquarie VIP Natural Resources Series

Macquarie VIP Science and Technology Series

Lazard Retirement US Small Cap Equity Select Portfolio
Lazard Retirement Emerging Markets Equity Portfolio

MFS® New Discovery Series

PIMCO CommodityRealReturn® Strategy Portfolio

Royce Micro-Cap Portfolio

Royce Small-Cap Portfolio

Form 8565-UN-NSLAC

You may request other information about this contract and make investor inquiries by calling us at 877.446.6020. Reports and other information about National Security Variable Account N are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request, at the following email address: publicinfo@sec.gov.

EDGAR Contract ID No.: C000085690

Form 8565-UN-NSLAC